# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Charging Robotics Inc., CIK 0001459188
CUSIP: 35953U106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 20 RAUL WALLENBERG STREET, TEL AVIV, Israel (L3), 6971916
Date of event which requires filing of this statement: 02/18/2025
Filed by CIK 0001618500
Persons authorized to receive notices and communications: Xylo Technologies Ltd., 10 HaNechoshet Street,, Tel-Aviv, Israel (L3), 6971072, 972-73-370-4691

## Reporting persons
- Xylo Technologies Ltd. (CIK 0001618500): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 6,116,955; shared voting power 0; sole dispositive power 6,116,955; shared dispositive power 0; aggregate amount beneficially owned 11,638,399 (76.99% of the class)
  Comment: (1) Consists of (a) 6,116,955 shares of Common stock of the issuer held directly by Xylo Technologies Ltd. ("Xylo") and (b) 5,521,444 warrants to purchase shares of common stock of the Issuer held by Xylo.
  
  (2) Based on 9,594,654 shares of common stock, par value $0.0001 per share issued and outstanding as of December 31, 2024, based on information received from the Issuer.
- Eliyahu Yoresh: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 80,000; shared voting power 6,196,955; sole dispositive power 80,000; shared dispositive power 6,196,955; aggregate amount beneficially owned 11,718,399 (77.52% of the class)
  Comment: (1) Eliyahu Yoresh is the Chairman of the Board of Directors of Xylo and therefore may be deemed a beneficial owner of any shares of Common Stock beneficially owned by Xylo.
  
  (2) Consists of (a) 80,000 shares of Common Stock beneficially owned directly by Eliyahu Yoresh, (b) 6,116,955 shares of Common Stock beneficially owned by Xylo, in which Mr. Yoresh serves as its Chairman of the Board of Directors and (c) 5,521,444 warrants to purchase shares of common stock of the Issuer held by Xylo. To the extent Mr. Yoresh is deemed to beneficially own such shares of Common Stock beneficially owned by Xylo, Mr. Yoresh disclaims beneficial ownership of these securities for all other purposes.
  
  (3) Based on 9,594,654 shares of common stock, par value $0.0001 per share issued and outstanding as of December 31, 2024, based on information received from the Issuer.
- Liron Carmel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 44,834; shared voting power 6,161,789; sole dispositive power 44,834; shared dispositive power 6,161,789; aggregate amount beneficially owned 11,683,233 (77.29% of the class)
  Comment: (1) Liron Carmel is the Chief Executive Officer of Xylo and therefore may be deemed a beneficial owner of any shares of Common Stock beneficially owned by Xylo.
  
  (2) Consists of (a) 44,834 shares of Common Stock beneficially owned directly by Liron Carmel, and (b) 6,116,955 shares of Common Stock beneficially owned by Xylo, in which Mr. Carmel serves as Chief Executive Officer and (c) 5,521,444 warrants to purchase shares of common stock of the Issuer held by Xylo. To the extent Mr. Carmel is deemed to beneficially own such shares of Common Stock beneficially owned by Xylo, Mr. Carmel disclaims beneficial ownership of these securities for all other purposes.
  
  (3) Based on 9,594,654 shares of common stock, par value $0.0001 per share issued and outstanding as of December 31, 2024, based on information received from the Issuer

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Charging Robotics Inc.
Address of issuer's principal executive offices: 20 RAUL WALLENBERG STREET, TEL AVIV, Israel (L3), 6971916
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the original Schedule 13D filed with the SEC on April 4, 2022 (the "Original Schedule 13D") relating to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Jeffs' Brands Ltd, a company incorporated under the laws of the State of Delaware (the "Issuer"). Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No. 1 does not modify any information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This statement is filed by (i) Xylo Technologies, (ii) Mr. Eli Yoresh, and (iii) Liron Carmel (collectively, the "Reporting Persons").
Residence or business address: Xylo Technologies Ltd., a company organized under the laws of the State of Israel ("Xylo"), is a company focused on innovative growth partnerships, mainly in advanced medical solutions, online and e-Commerce, and electric vehicle markets. The address of its principal office and principal place of business is 10 HaNechoshet Street, Tel Aviv, Israel, 6971072. As of the date of this Schedule, Eliyahu Yoresh, an Israeli citizen, is the Chairman of the Board of Directors of Xylo. As of the date of this Schedule, Liron Carmel, an Israeli citizen, is the Chief Executive Officer of Xylo.
Present principal occupation or employment: The names, business addresses, present principal occupation or employment (and names, principal businesses and addresses of places of additional employment) and citizenship of the executive officers and directors of Xylo are set forth in Annex A hereto and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons nor, to the best of its knowledge, any of Xylo's respective executive officers and directors listed on Annex A hereto, have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor, to the best of its knowledge, any of Xylo's respective executive officers and directors listed on Annex A hereto, have during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Xylo is the direct beneficial owner of 6,116,955 shares of Common Stock or approximately 63.75% of the outstanding capital stock of the Issuer, based on 9,594,654 shares of Common Stock, as of December 31, 2024, based on information received from the Issuer.

Xylo may be deemed to hold sole voting and dispositive power over 11,638,399 Ordinary Shares of the Issuer consisting of (i) 6,116,955 shares of common stock, and (ii) warrants to purchase up to 5,521,444 shares of common stock exercisable within 60 days of January 7, 2022, and March 28, 2023 (as applicable).

Eliyahu Yoresh is the direct beneficial owner of 80,000 shares of Common Stock or approximately 0.83% of the outstanding capital stock of the Issuer, based on 9,152,228 shares of Common Stock as disclosed in the Issuer's Report.

Liron Carmel is the direct beneficial owner of 44,834 shares of Common Stock or approximately 0.46% of the outstanding capital stock of the Issuer, based on 9,594,654 shares of Common Stock as of December 31, 2024, based on information received from the Issuer.

Except for the foregoing, to the best knowledge of the Reporting Person, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D/A is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days:
Other than the purchase of 6,116,955 shares of Common Stock on January 7, 2022, in a private transaction and on March 28, 2023 as reported herein, Xylo has not effected any transaction in the Common Stock during the past 60 days.

Other than the purchase of 80,000 shares of Common Stock on January 7, 2022 in a private transaction as reported herein, Mr. Yoresh has not effected any transaction in the Common Stock during the past 60 days.

Other than the purchase of 44,834 shares of Common Stock on January 7, 2022 in a private transaction as reported herein, Mr. Carmel has not effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as set forth below, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between Xylo, or, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies:

(a) Eliyahu Yoresh, Chairman of the Board of Directors of Xylo, beneficially owns 80,000 shares of Common Stock as of the date of this Schedule 13D.

(b) Liron Carmel, Chief Executive Officer of Xylo, beneficially owns 44,834 shares of Common Stock as of the date of this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement by and among Xylo Technologies Ltd., Eliyahu Yoresh and Liron Carmel, dated February 18, 2025

Exhibit 2 Securities Exchange Agreement

## Signatures
- Xylo Technologies Ltd.: /s/ Tali Dinar, Tali Dinar/ Chief Financial Officer (02/18/2025)
- Eliyahu Yoresh: /s/ Eliyahu Yoresh, Eliyahu Yoresh (02/18/2025)
- Liron Carmel: /s/ Liron Carmel, Liron Carmel (02/18/2025)